SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

PARSLEY, ENERGY INC
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

701877102
 (CUSIP Number)

James V. Baird
Q-Jagged Peak Energy Investment Partners, LLC
800 Capitol Street, Suite 3600
Houston, Texas 77002
Telephone: (713) 452-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701877102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Q-Jagged Peak Energy Investment Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,412,650

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,412,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,412,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 701877102	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
QEM V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,412,650

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,412,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,412,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO (Limited Liability Company)

CUSIP No. 701877102	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
S. Wil VanLoh, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,412,650

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,412,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,412,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 701877102	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Parsley Energy, Inc., a Delaware corporation (the “Issuer” or “Parsley”). The principal executive offices of Parsley are located at 303 Colorado Street, Suite 3000, Austin, Texas 78701.

Item 2.	IDENTITY AND BACKGROUND

(a, f) This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

1. Q-Jagged Peak Energy Investment Partners, LLC, a Delaware limited liability company (“Q-Jagged Peak”);
2. QEM V, LLC, a Delaware limited liability company (“QEM V”); and
3. S. Wil VanLoh, Jr. (“Mr. VanLoh”).

This Schedule 13D relates to shares of Common Stock held directly by Q-Jagged Peak. QEM V is the managing member of Q-Jagged Peak. Therefore, QEM V may be deemed to share voting and dispositive power over the securities held by Q-Jagged Peak and may also be deemed to be the beneficial owner of these securities. QEM V disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities. Any decision taken by QEM V to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-Jagged Peak has to be approved by a majority of the members of its investment committee, which majority must include Mr. VanLoh. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Q-Jagged Peak and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities.

(b) The principal business address of the Reporting Persons is 800 Capitol Street, Suite 3600, Houston, Texas 77002.

(c) Q-Jagged Peak is a private investment vehicle that directly holds the shares of Common Stock reported herein. QEM V serves as managing member of Q-Jagged Peak. Mr. VanLoh serves on the investment committee of QEM V.

(d) During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 701877102	SCHEDULE 13D	Page 6 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated October 14, 2019, among the Issuer, Jackal Merger Sub, Inc., a wholly owned subsidiary of the Issuer, and Jagged Peak Energy, Inc. (“Jagged Peak”), at the effective time of the merger on January 10, 2020 (the “Effective Time”), each share outstanding of Jagged Peak common stock, par value $0.01 per share (“Jagged Peak common stock”) was converted into the right to receive 0.447 shares of Common Stock, with cash paid in lieu of the issuance of any fractional shares. On the trading day immediately prior to the Effective Time, the closing price of Parsley Common Stock was $18.44 per share.  As a result of the merger, Q-Jagged Peak received 65,412,650 shares of Common Stock in exchange for its 146,337,026 shares of Jagged Peak common stock.

Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Pursuant to the Merger Agreement, Jagged Peak has the right, subject to the mutual agreement of the Issuer, to appoint two directors to the Issuer’s board of directors (the “Board”). Mr. VanLoh has been designated to serve as one of those directors to the Board.

Concurrently with the execution and delivery of the Merger Agreement, on October 14, 2019, Q-Jagged Peak entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which, among other things and subject to certain restrictions, the Issuer was required to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 registering for resale the shares of Common Stock issued to Q-Jagged Peak in the merger and to conduct certain underwritten offerings upon Q-Jagged Peak’s request. The Registration Rights Agreement also provides Q-Jagged Peak with customary piggyback registration rights.  Pursuant to the Registration Rights Agreement, Q-Jagged Peak agreed not to effect any public sale or distribution of Common Stock for a period of up to thirty (30) days following completion of an underwritten offering of equity securities by the Issuer, if certain circumstances are met.  The Registration Rights Agreement became effective at the Effective Time.

The forgoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Registration Rights Agreement: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may also engage in communications with, among others, other members of the Board, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

CUSIP No. 701877102	SCHEDULE 13D	Page 7 of 9 Pages

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Registration Rights Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 65,412,650 shares of Common Stock held directly by Q-Jagged Peak, which represents approximately 17.3% of the Common Stock outstanding.  The percentages reported herein are based on 377,352,594 shares of Common Stock outstanding, according to information from the Issuer.

(b)  Each of the Reporting Persons has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 65,412,650 shares of Common Stock held directly by Q-Jagged Peak.

(c)  The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

(d)  This Item 5(d) is not applicable.

(e)  This Item 5(e) is not applicable.

Item 6.
 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, dated January 15, 2020, which is filed as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement, dated January 15, 2020

Exhibit B: Registration Rights Agreement, dated as of October 14, 2019, by and among Parsley Energy, Inc., Q-Jagged Peak Energy Investment Partners, LLC and other parties thereto (incorporated by reference to Annex G to the joint proxy statement/prospectus on Form 424B3 dated November 26, 2019, filed by the Issuer with the SEC on November 26, 2019).

CUSIP No. 701877102	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 2020

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

QEM V, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
S. Vil VanLoh, Jr.

CUSIP No. 701877102	SCHEDULE 13D	Page 9 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, par value $0.01 per share, of Parsley Energy Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of January 15, 2020.

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

QEM V, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
S. Vil VanLoh, Jr.